06009958

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-23081

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HVB CAPITAL MARKETS, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 EAST 42ND STREET
(No and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DAVID MORGAN 212-672-6256
(Area Code — Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT

KPMG, LLC
(Name)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **David Morgan** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **HVB CAPITAL MARKETS, INC.** as of **December 31, 2005**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: None.

Signature

President
Title

JOHN J. GALLAGHER
Notary Public, State of New York
Qualified in Nassau County
Commission Expires JAN 31, 2007

Notary Public

This report contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 1503-3.
(i) Information Relating to the Possession or Control Requirements Under Rule I 5c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of cerium', portions r,f this filing, see section 240.17o-5(e)(3).*

HVB CAPITAL MARKETS, INC.

(A Wholly Owned Subsidiary of HVB US Finance Inc.)

Statement of Financial Condition

December 31, 2005

Assets

Due from clearing broker (note 5)	$	104,768
Marketable securities, consisting principally of U.S. Treasury bills		33,262,149
Investments in private investment companies (note 2)		435,502
Underwriting fees receivable		757,041
Financial advisory fees receivable (note 7)		159,421
Income tax receivable (note 4)		417,977
Due from affiliated companies (note 7)		456,550
Total assets	$	35,593,408

Liabilities and Stockholder's Equity

Accounts payable and accrued expenses (note 7)	$	4,290,518
Deferred tax liability (note 4)		219,929
Total liabilities		4,510,447
Stockholder's equity:		
Common stock, $100 par value. Authorized, issued, and outstanding 1,000 shares		100,000
Additional paid-in capital		13,032,416
Retained earnings		17,950,545
Total stockholder's equity		31,082,961
Total liabilities and stockholder's equity	$	35,593,408

See accompanying notes to financial statements.